

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Haitham Khouri
Chief Executive Officer and Director
Perimeter Solutions, SA
12E rue Guillaume Kroll, L-1882 Luxembourg
Grand Duchy of Luxembourg

> **Re: Perimeter Solutions, SA**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 25, 2021**
> **File No. 333-259237**

Dear Mr. Khouri:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4, Filed October 25, 2021

The Business Combination
Background of the Business Combination, page 78

1. We note your response to our prior comment number 7. Please confirm that all material analyses, including those of comparable companies or transactions, relied upon by the Board are disclosed in the registration statement. With respect to the projections, please also revise to state how the Board considered the effect of the passage of time over the five-year projection period and how this may affect the reliability of the projections, particularly in later years, or include a negative statement to that effect.

You may contact Jenn Do at 202-551-3743 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Flora Perez, Esq.